FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news Communication being sent to the reserved category of ICICI Bank Shareholders

Item 1

OTHER NEWS

Subject: Proposed IPO of our Subsidiary, ICICI Lombard General Insurance Company Limited (“ICICI Lombard”)

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to the provisions of the Indian Listing Regulations notified by SEBI, we have disclosed the following information to the stock exchanges in India.

This is further to the communication dated September 7, 2017 vide which we had informed about the reservation of up to 4,312,359 equity shares of ICICI Lombard for purchase by ICICI Bank Shareholders (the “ICICI Bank Shareholders Reservation Portion”) who fall under the category of individuals and HUFs who are the public equity shareholders of ICICI Bank Limited (excluding such other persons not eligible under applicable laws, rules, regulations and guidelines and American depository receipt holders of ICICI Bank Limited) as on the date of the Red Herring Prospectus  filed by ICICI Lombard with the Registrar of Companies, Maharashtra, at Mumbai i.e. September 6, 2017.

In this connection, we enclose a copy of the communication being sent to the reserved category of ICICI Bank Shareholders informing them about the above.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI BANK LIMITED

CIN: L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Ph: 0265-6722286

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051

Ph: 022-26538900, Fax: 022-26531230, Website: www.icicibank.com, Email: investor@icicibank.com

September 8, 2017

Dear ICICI Bank Shareholders,

Sub: Public offer of shares of ICICI Lombard General Insurance Company Limited – Reservation for ICICI Bank Shareholders (as defined below)

ICICI Lombard General Insurance Company Limited (“ICICI General”) is a subsidiary of ICICI Bank Limited (the “Bank”). ICICI General is proposing an initial public offer of upto 86,247,187 equity shares of ₹ 10 each (the “Equity Shares”) of ICICI General through an offer for sale by the Bank and FAL Corporation (the “Offer”). The Bank is offering for sale up to 31,761,478 Equity Shares in the Offer at a price to be determined through book building process.

Please note that the Offer includes a reservation of upto 4,312,359 Equity Shares for purchase by ICICI Bank Shareholders (the “ICICI Bank Shareholders Reservation Portion”) who fall under the category of individuals and HUFs who are the public equity shareholders of the Bank (excluding such other persons not eligible under applicable laws, rules, regulations and guidelines and American depository receipt holders of the Bank) as on the date of the red herring prospectus dated September 6, 2017 (the “Red Herring Prospectus”) filed by ICICI General with the Registrar of Companies, Maharashtra, at Mumbai i.e., September 6, 2017. The Offer less the ICICI Bank Shareholders Reservation Portion would constitute the Net Offer. The Bid/Offer Opening Date is September 15, 2017 (Friday) and the Bid/Offer Closing Date is September 19, 2017 (Tuesday). The price band has been fixed between ₹ 651 to ₹ 661 per Equity Share.

The sole/first Bidder shall be an ICICI Bank Shareholder. Further, a Bidder Bidding in the ICICI Bank Shareholders Reservation Portion (subject to the Bid being up to ₹ 200,000) can also Bid under the Net Offer and such Bids will not be treated as multiple Bids. To clarify, an ICICI Bank Shareholder Bidding in the ICICI Bank Shareholders Reservation Portion above ₹ 200,000 cannot Bid in the Net Offer as such Bids will be treated as multiple Bids. Bids by ICICI Bank Shareholders not having a valid and active Client ID with an authorised depository participant (demat account) or valid PAN or not having their PAN previously recorded with their Depository Participant/register of shareholders maintained with ICICI Bank, are liable to be rejected. Further, multiple Bid-cum-Application Forms are liable to be rejected in the event (i) an ICICI Bank Shareholder holding multiple demat accounts makes such multiple applications; and (ii) an ICICI Bank Shareholder, being first holder of a joint demat account makes such multiple applications individually and jointly.

For further details in relation to the ICICI Bank Shareholders Reservation Portion, you may please refer to “Offer Procedure - Bids by ICICI Bank Shareholders” on page 440 of the Red Herring Prospectus and for any details and assistance on the ICICI Bank Shareholders Reservation Portion, please call ICICI Securities Limited at +91 22 4070 1330 and/or +91 22 4070 1412.

Please note that this communication is neither a solicitation to participate in the Offer, nor does it assure any allocation or allotment of Equity Shares (either partial/complete) against applications made in the Offer.

Capitalised words used but not defined herein under shall have the same meaning as ascribed to such terms in the Red Herring Prospectus.

For ICICI Bank Limited

/s/ P. Sanker

P. Sanker

Senior General Manager (Legal)

& Company Secretary

This announcement is not an offer of securities for sale in the United States. The Equity Shares have not been and will not be registered under the US Securities Act of 1933 (“U.S. Securities Act”) or any state securities laws in the United States and may not be offered or sold within the United States, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in accordance with any applicable United States state securities laws. There is no intention to register the Equity Shares in the United States or to make a public offering of the securities in the United States.

ICICI Lombard General Insurance Company Limited is proposing, subject to receipt of requisite approvals, market conditions and other considerations, to make an initial public offer of its equity shares and has filed the red herring prospectus with the Registrar of Companies, Mumbai on September 6, 2017 (the “Red Herring Prospectus”). The Red Herring Prospectus is available on the website of SEBI as well as on websites of the GCBRLMs and the BRLMs at http://www.ml-india.com, www.icicisecurities.com, www.iiflcap.com, www.india.clsa.com, www.edelweissfin.com, and www.jmfl.com. Investors should note that investment in equity shares involves a high degree of risk and for details relating to such risk, see “Risk Factors” of the Red Herring Prospectus. This announcement is only for distribution and circulation in India and may not be distributed in any other jurisdiction including in the United States.

The IRDAI does not undertake any responsibility for the financial soundness of ICICI General or for the correctness of any of the statements made or opinions expressed in this connection. Any approval by the IRDAI under the Insurance Regulatory and Development Authority of India (Issuance of Capital by Indian Insurance Companies transacting other than Life Insurance Business) Regulations, 2015 shall not in any manner be deemed to be or serve as a validation of the representations by ICICI General in the offer document. The Offer has not been recommended or approved by IRDAI, nor does IRDAI guarantee the accuracy or adequacy of the contents / information in the offer document. It is to be distinctly understood that the offer document should not in any way be deemed or construed to have been approved or vetted by IRDAI.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	September 12, 2017	By:	/s/ Shanthi Venkatesan
			Name :	Ms. Shanthi Venkatesan
			Title :	Deputy General Manager